Exhibit 99.1

Lion Announces Response to SEC Guidance Issued on April 12, 2021 Applicable to Warrants Issued
by Special Purpose Acquisition Companies (“SPACs”)

Hong Kong, June 11, 2021 /PRNewswire/ -- Lion Group Holding Ltd. (“Lion” or “the Company”) (NASDAQ: LGHL), operator of an all-in-one trading platform that offers a wide spectrum of products and services with a focus on Chinese investors, announced today in a Current Report on Form 6-K, that as a result of recently issued guidance provided by the Division of Corporate Finance of the Securities and Exchange Commission (the “SEC”) on April 12, 2021 for all SPAC-related companies regarding the classification of their warrants for accounting and reporting purposes (the “SEC Statement”), it will restate its previously issued consolidated financial statements included on the Form 20-F for the year ended December 31, 2020.

The restatement pertains to the accounting treatment for public and private warrants (the “Public Warrants” and “Private Warrants”) issued in connection with the initial public offering of Proficient Alpha Acquisition Corp. (“PAAC”) and recorded to the Company’s consolidated financial statements as a result of the Company’s merger with PAAC, a SPAC and legal predecessor of the Company, and Lion Financial Group Limited on June 16, 2020 (the “Business Combination”).

Consistent with market practice among SPACs, the Company had been accounting for the Public and Private Warrants as equity. However, consistent with the recent SEC Statement, the Company intends to restate certain of its historical financial statements such that the Public and Private Warrants are accounted for as liabilities and marked-to-market each reporting period (the “restatement”). In general, under the mark-to-market accounting model, as the stock price increases, the fair value of the warrant liabilities increases, and the Company recognizes additional non-operating expense in its income statement – with the opposite effect when the stock price declines.

The Company does not anticipate the restatement to impact its previously communicated non-GAAP operating metrics for 2020.

As a result of the restatement and the decrease in the Company’s stock price over the applicable period, the Company expects to recognize incremental non-operating income of approximately $0.8 million for the period from June 16, 2020 through December 31, 2020. There will be no impact to the Company’s previously reported net cash flow.

The following provides additional detail regarding how the Company currently anticipates the restatement will impact its consolidated financial statements:

● Opening Balance Sheet Impacts — As of the date of the Business Combination (June 16, 2020), the fair value of the Public and Private Warrants will be reflected as warrant liabilities in the balance sheet with a corresponding offset in Additional paid-in-capital in equity.

● Income Statement Impacts — Subsequent to the close of the Business Combination, any change in the fair value of the Public and Private Warrants is recognized in the income statement below operating profit as “Change in fair value of warrant liabilities” with a corresponding amount recognized in the balance sheet. (In the Company’s case, this is recognized as warrant liabilities below current liabilities in the balance sheet).

● Balance Sheet Impacts — As is noted above, the balance of the warrant liabilities on the balance sheet reflects the fair value of the Warrants.

● Cash Flow Impacts — The impact of the changes in fair value of the Public and Private Warrants has no impact on net cash provided by (used for) operating activities.

● Statement of Equity Impacts — The impact to Additional paid-in-capital as of the opening balance sheet is highlighted above.

These estimates are subject to change as management completes the restatement, and the Company’s independent registered public accounting firm has not audited or reviewed these estimates. As a result, the expected financial impact described above is preliminary and subject to change.

Finally, as of today, the Company has approximately 11.5 million Public Warrants and 5.4 million Private Warrants outstanding. No Public or Private Warrants have been exercised or redeemed since originally issued.

About Lion

Lion Group Holding Ltd. (NASDAQ: LGHL) operates an all-in-one trading platform that offers a wide spectrum of products and services with a focus on Chinese investors. Through its state-of-the-art technology, Lion offers contract-for-difference (CFD) trading, insurance brokerage, futures brokerage, and securities brokerage on its platform, which can be accessed through applications available on the iOS, Android, Windows, and macOS systems. Lion’s customers are well-educated and affluent Chinese individual investors residing both inside and outside the PRC as well as institutional clients in Hong Kong. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Lion’s expectations with respect to future performance and anticipated financial impacts of the Business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Lion and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the inability to maintain the listing of the post-acquisition company’s ADSs on NASDAQ following the business combination; (2) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (3) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (4) costs related to the business combination; (5) changes in applicable laws or regulations; (6) the possibility that Lion may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties to be identified in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in other filings with the Securities and Exchange Commission (“SEC”) made by Lion. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Contacts

Lion Group Holding

Tel: +852 2820 9011

Email: ir@liongrouphl.com

ICR, LLC

William Zima

Tel: +1 203 682 8233

Email: ir@liongrouphl.com